Exhibit (a)(1)(G)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase (as defined below), dated August 29, 2016, and the related Letter of Transmittal (as defined below) and any amendments or supplements thereto. The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any state in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of such state or any administrative or judicial action pursuant thereto. Purchaser (as defined below) may, in its discretion, take such action as it deems necessary to make the Offer to holders of Shares in such state. In those jurisdictions where applicable laws require that the Offer be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

Notice of Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

Sizmek Inc.

at

$3.90 Net Per Share

by

Solomon Merger Subsidiary, Inc.,

a direct wholly-owned subsidiary of

Solomon Holding, LLC

a limited liability company affiliated with

Vector Capital IV, L.P.,

Vector Capital IV International, L.P.

and

Vector Entrepreneur Fund III, L.P.

Solomon Merger Subsidiary, Inc. (“Purchaser”), a Delaware corporation and a direct wholly-owned subsidiary of Solomon Holding, LLC (“Parent”), a Delaware limited liability company, hereby offers to purchase for cash all outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Sizmek Inc., a Delaware corporation (the “Company”), at a price of $3.90 per Share, net to the seller in cash, without interest thereon and less any applicable withholding taxes (such amount per Share, or any different amount per Share that may be paid pursuant to the Offer (as defined below) in accordance with the terms of the Merger Agreement (as defined below), the “Per Share Amount”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 29, 2016 (as may be amended or supplemented from time to time, the “Offer to Purchase”), and in the related letter of transmittal (the “Letter of Transmittal”) (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). Parent is affiliated with Vector Capital IV, L.P., a Delaware limited partnership, Vector Capital IV International, L.P., a Cayman Islands limited partnership, and Vector Entrepreneur Fund III, L.P., a Delaware limited partnership. Tendering stockholders who have Shares registered in their names and who tender directly to Computershare Trust Company, N.A. (the “Depositary”) will not be obligated to pay brokerage fees or commissions or, except as set forth in the Letter of Transmittal, transfer taxes on the purchase of Shares by Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker, bank or other institution should consult with such institution as to whether it charges any service fees or commissions.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK

CITY TIME, AT THE END OF SEPTEMBER 26, 2016, UNLESS THE OFFER IS EXTENDED.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of August 3, 2016, by and among Parent, Purchaser and the Company (the “Merger Agreement”), pursuant to which, following the consummation of the Offer and the satisfaction or waiver of each of the applicable conditions set forth in the Merger Agreement, Purchaser and the Company will merge (the “Merger”), with the Company continuing as the surviving corporation in the Merger as a direct wholly—owned subsidiary of Parent (the “Surviving Corporation”), and each outstanding Share (other than Shares owned by Parent, Purchaser or the Company (or held in its treasury), any subsidiary of Parent or the Company, or by any stockholder of the Company who or which is entitled to and properly demands and perfects appraisal of such Shares pursuant to, and complies in all respects with, the applicable provisions of Delaware law) will at the effective time of the Merger be converted into the right to receive the Per Share Amount. As a result of the Merger, the Company will cease to be a publicly traded company and will become a wholly-owned subsidiary of Parent. The Merger Agreement is more fully described in the Offer to Purchase.

The Offer is conditioned upon, among other things, (a) there being validly tendered in accordance with the terms of the Offer and not validly withdrawn prior to 12:00 midnight, New York City time, at the end of September 26, 2016 (the “Expiration Time,” unless the period during which the Offer is open is extended in accordance with the Merger Agreement, in which event “Expiration Time” will mean the latest time and date at which the Offer, as so extended by Purchaser, will expire), that number of Shares which, together with (without duplication of Shares) the Shares then owned, directly or indirectly, by Purchaser, Parent and any other subsidiaries of Parent, collectively represents as of the Expiration Time at least a majority of all outstanding Shares, all Shares issuable in respect of all outstanding securities convertible into or exchangeable for Shares and all Shares issuable in respect of all outstanding options and other rights to acquire Shares, which the parties have agreed excludes in each case, solely for the purposes of calculating the Minimum Condition, any options for which a notice of exercise has not been received prior to the expiration of the Offer, any restricted stock units which have not vested prior to the expiration of the Offer and any Shares underlying or issuable in respect of such unexercised options and unvested restricted stock units (the “Minimum Condition”), (b) the cash, cash equivalents and marketable securities on the last business day of the prior month shall be no less than (i) if the Expiration Time occurs in September 2016, $32,418,000; (ii) if the Expiration Time occurs in October 2016, $33,574,000; (iii) if the Expiration Time occurs in November 2016, $33,483,000 less the amount of the payment owed by Sizmek Technologies, Inc. to TEGNA Inc., in an amount not to exceed $8,150,000 (the “Pointroll Payment”) actually paid prior to such time; (iv) if the Expiration Time occurs in December 2016, $37,137,000 less the amount of the Pointroll Payment actually paid on or prior to November 30, 2016; and (v) if the Expiration Time occurs in January 2017 or thereafter, $42,161,000 less the amount of the Pointroll Payment actually paid on or prior to November 30, 2016, in each case of (i), (ii), (iii), (iv) and (v) less the aggregate amount of fees and expenses paid in connection with the Offer and the Merger that the Company and its subsidiaries has paid between the date of this Agreement and the Expiration Time up to $5,000,000, (c) the holders of no more than 10.0% of the outstanding Shares (other than the Shares beneficially owned by (i) Xavier Gutierrez as of the date of the Merger Agreement to the Company’s knowledge and (ii) Meruelo Investment Partners LLC and certain of its Affiliates set forth on the Schedule 13D/A filed by such Persons with the SEC on March 19, 2015) shall have perfected and not withdrawn a demand for appraisal rights pursuant to Section 262 of Delaware Law, (d) the expiration or termination of any waiting period applicable to the transactions contemplated by the Merger Agreement (including the Offer and the Merger) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (“HSR Act”), or under laws analogous to the HSR Act existing in foreign jurisdictions in which the Company has annual revenues or assets in excess of $10,000,000, and (e) there not being any applicable law, judgment, injunction, order or decree of any governmental authority with competent jurisdiction restraining, prohibiting or otherwise making illegal the consummation of the Offer or the Merger or restraining or prohibiting Parent or Purchaser from exercising full rights of ownership in the Shares purchased pursuant to the Offer. The Offer is also subject to a number of other conditions. Parent and Purchaser can waive some of the conditions to the Offer without the consent of the Company. Parent and Purchaser cannot, however, waive the Minimum Condition without the consent of the Company.

The purpose of the Offer is for Parent, through Purchaser, to acquire control of, and the entire equity interest in, the Company. Following the consummation of the Offer, Purchaser intends to effect the Merger.

On August 2, 2016, after careful consideration, the board of directors of the Company (the “Board”) (i) determined that the Merger Agreement and the transactions contemplated by the Merger Agreement (the “Transactions”), including the Offer and the Merger, are fair to and in the best interests of the Company’s stockholders; (ii) approved the Merger Agreement and the Transactions, including the Offer and the Merger, on the terms and subject to the conditions set forth in the Merger Agreement, including that the Merger shall be governed by and effected pursuant to Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”) and that the Merger shall be consummated as soon as practicable following the time of acceptance for payment by Purchaser of all Shares validly tendered and not validly withdrawn in the Offer; (iii) recommended that the Company’s stockholders accept the Offer and, to the extent applicable, adopt and approve the Merger Agreement and the Merger; and (iv) authorized and approved the execution, delivery and effectiveness of the Merger Agreement and the Transactions for purposes of Section 203 of the DGCL, in each case by a majority vote with one dissenting vote.

The Merger Agreement contemplates that the Merger will be effected pursuant to Section 251(h) of the DGCL, which permits completion of the Merger upon the collective ownership by Parent, Purchaser and any other subsidiary of Parent of one share more than 50% of the number of Shares that are then issued and outstanding, and if the Merger is so effected pursuant to Section 251(h) of the DGCL, no stockholder vote will be required to consummate the Merger. Therefore, the parties have agreed to take all necessary and appropriate actions to cause the Merger to become effective as soon as practicable after such acquisition, without a meeting of the stockholders of the Company, in accordance with Section 251(h) of the DGCL. Parent and Purchaser do not foresee any reason that would prevent them from completing the Merger pursuant to Section 251(h) of the DGCL following the consummation of the Offer. However, if prior to the Effective Time, Parent and the Company mutually determine, in good faith, after consulting with their respective outside legal counsel, that the Merger is ineligible to be effected pursuant to Section 251(h) of the DGCL and if Parent, Purchaser and any other subsidiary of Parent has collectively acquired at least 90% of the outstanding Shares after the Acceptance Time, the parties will take all necessary and appropriate action to cause the Merger to be effective as soon as practicable without a meeting of stockholders of the Company in accordance with Section 253 of DGCL.

Subject to the provisions of the Merger Agreement and applicable law, Purchaser and Parent expressly reserve the right to waive (in whole or in part) prior to the Expiration Time any Tender Offer Condition (as described in the Offer to Purchase), to increase the Offer Price or to make any other changes in the terms and conditions of the Offer; provided, however, that unless previously approved in writing by the Company, Purchaser will not (i) waive or change the Minimum Condition, (ii) decrease the Per Share Amount, (iii) change the form of consideration to be paid in the Offer, (iv) decrease the number of Shares sought in the Offer, (v) impose additional conditions to the Offer or otherwise amend or modify any of the conditions to the Offer or terms of the Offer in a manner that is adverse to the beneficial owners of Shares, or (vi) extend or otherwise change the expiration date of the Offer except as pursuant to and in accordance with the Merger Agreement

The Merger Agreement provides that Purchaser will extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC or its staff or Nasdaq, or any other applicable law, in each case, applicable to the Offer. If, as of the then-scheduled expiration of the Offer, any Tender Offer Condition is not satisfied and has not been waived, then, at the request of the Company, Purchaser will extend the Offer for one (1) or more periods of up to ten (10) business days per extension to permit such condition to the Offer to be satisfied or waived. In addition, if, as of the then-scheduled Expiration Time, any condition to the Offer is not satisfied and has not been waived Purchaser has the right, in its sole discretion, (and without the consent of the Company or any other person), extend the Offer (up to the End Date but not thereafter) on one or more occasions, for an additional period of up to ten (10) business days per extension, to permit such condition to the Offer Condition to be satisfied. Unless otherwise agreed by the Company, Parent and Purchaser, no extended Expiration Time will be a date that is within five (5) business days after the date of a regularly scheduled payroll run of the Company.

In any case, Parent and Purchaser will not be (i) required to extend the Offer beyond December 1, 2016 (unless the applicable waiting period under the HSR Act (or under laws analogous to the HSR Act existing in foreign jurisdictions in which the Company has annual revenues or assets in excess of $10,000,000) has not expired or been terminated prior to December 1, 2016, in which case Parent and Purchaser will not be required to extend the Offer beyond January 30, 2017) (the “End Date”) or (ii) permitted to extend the Offer beyond the earliest to occur of the valid termination of the Merger Agreement and the End Date.

The Merger Agreement does not contemplate a subsequent offering period for the Offer.

Any extension, delay, termination, waiver or amendment of the Offer will be followed as promptly as practicable by public announcement thereof, such announcement in the case of an extension to be made no later than 9:00 a.m., New York City time, on the next business day after the day on which the Offer was scheduled to expire.

For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not validly withdrawn, if and when Purchaser gives oral or written notice to the Depositary of Purchaser’s acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Per Share Amount therefor with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from Purchaser and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. Under no circumstances will interest on the Per Share Amount for Shares be paid to the stockholders, regardless of any delay in payment for such Shares. In all cases, Purchaser will pay for Shares tendered and accepted for payment pursuant to the Offer only after timely receipt by the Depositary of (i) the certificates evidencing such Shares or confirmation of a book-entry transfer of such Shares into the Depositary’s account at The Depository Trust Company pursuant to the procedures set forth in the Offer to Purchase, (ii) the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message (as defined in the Offer to Purchase) in lieu of the Letter of Transmittal, and (iii) any other documents required by the Letter of Transmittal.

Shares tendered pursuant to the Offer may be withdrawn at any time prior to the expiration of the Offer and, unless theretofore accepted for payment as provided herein, tenders of Shares may also be withdrawn after October 28, 2016, the date that is 60 days from the date of the Offer to Purchase, unless previously accepted for payment pursuant to the Offer as provided therein. Thereafter, except as otherwise provided in the Offer to Purchase, tenders of Shares made pursuant to the Offer to Purchase are irrevocable.

For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be received by the Depositary at one of its addresses listed on the back cover page of this Offer to Purchase prior to the expiration of the Offer. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such certificates, the serial numbers shown on such certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an eligible institution, unless such Shares have been tendered for the account of an eligible institution. If Shares have been tendered pursuant to the procedure for book-entry transfer, any notice of withdrawal must also specify the name and number of the account at the book-entry transfer facility to be credited with the withdrawn Shares. All questions as to the form and validity (including, without limitation, time of receipt) of any notice of withdrawal will be determined by Purchaser, in its reasonable discretion, whose determination will be final and binding, except as may otherwise be finally determined in a subsequent judicial proceeding if our determination is challenged by a Company stockholder. None of Purchaser, the Depositary, the Information Agent or any other person will be under duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification. Withdrawals of Shares may not be rescinded. Any Shares validly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered at any time prior to the Expiration Time by following one of the procedures described in the Offer to Purchase.

The Company has provided Purchaser with the Company’s stockholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase and the Letter of Transmittal will be mailed to record holders of Shares whose names appear on the Company’s stockholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing.

The receipt of cash as payment for the Shares pursuant to the Offer or pursuant to the Merger will be a taxable transaction for United States federal income tax purposes. For a summary of the material United States federal income tax consequences of the Offer and the Merger, see the Offer to Purchase. Each holder of Shares should consult its or his or her own tax advisor regarding the United States federal income tax consequences of the Offer and the Merger to it in light of its, his or her particular circumstances, as well as the income or other tax consequences that may arise under the laws of any United States local, state or federal or non-United States taxing jurisdiction and the possible effects of changes in such tax laws.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

The Offer to Purchase and the related Letter of Transmittal contain important information and both documents should be read carefully and in their entirety before any decision is made with respect to the Offer.

Questions and requests for assistance may be directed to the Information Agent at the address and telephone number set forth below. Requests for copies of the Offer to Purchase and the related Letter of Transmittal may be directed to the Information Agent or to brokers, dealers, commercial banks or trust companies. Such copies will be furnished promptly at Purchaser’s expense. Neither Parent nor Purchaser will pay any fees or commissions to any broker or dealer or to any other person (other than to the Depositary and the Information Agent) in connection with the solicitation of tenders of Shares pursuant to the Offer.

The Information Agent for the Offer is:

Okapi Partners LLC

1212 Avenue of the Americas, 24th Floor

New York, New York 10036

Banks and Brokerage Firms, Please Call: (212) 297-0720

Stockholders and All Others Call Toll-Free: (877) 629-6356

Email: info@okapipartners.com

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